June 8, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Mr. Gregory Dundas
                  Division of Corporate Finance

Re:      MainSource Financial Group, Inc.
         Registration Statement on Form S-3
         File No.: 333-124018

Dear Sirs:

In connection with the contemporaneous request of MainSource Financial Group, Inc. (the "Company") to accelerate the effectiveness of the above registration statement, as amended (the "Filing"), the Company acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing.

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,



/s/  James L. Saner, Sr.
------------------------
James L. Saner, Sr.
Chairman of the Board, President and
Chief Executive Officer